UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 16)

Under the Securities Exchange Act of 1934

CLARUS CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

18270P109

(CUSIP Number)

Warren B. Kanders Kanders GMP Holdings, LLC c/o Kanders & Company, Inc. 250 Royal Palm Way Suite 201 Palm Beach, Florida 33480
Copy to: Robert L. Lawrence, Esq. Kane Kessler, P.C. 600 Third Avenue, 35th Floor New York, New York 10016 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2024

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 18270P109	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,424,977
	8	SHARED VOTING POWER 100,444
	9	SOLE DISPOSITIVE POWER 6,424,977
	10	SHARED DISPOSITIVE POWER 100,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,525,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 18270P109	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Kanders GMP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,465 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,465 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 18270P109	13D/A	Page 4 of 5 Pages

This Amendment No. 16 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 2002, as amended by Amendment No. 1 filed on June 6, 2002, as amended by Amendment No. 2 filed on October 29, 2002, as amended by Amendment No. 3 filed on April 17, 2003, as amended by Amendment No. 4 filed on August 20, 2008, as amended by Amendment No. 5 filed on December 9, 2008, as amended by Amendment No. 6 filed on January 5, 2009, as amended by Amendment No. 7 filed on May 14, 2010, as amended by Amendment No. 8 filed on June 4, 2010, as amended by Amendment No. 9 filed on February 28, 2012, as amended by Amendment No. 10 filed on October 18, 2013, as amended by Amendment No. 11 filed on January 31, 2019, as amended by Amendment No. 12 filed on June 2, 2022, as amended by Amendment No. 13 filed on September 15, 2023, as amended by Amendment No. 14 filed on December 19, 2023, and as amended by Amendment No. 15 filed on January 30, 2024 (collectively, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Clarus Corporation (the “Company”), a Delaware corporation, whose principal executive office is located at: 2084 East 3900 South, Salt Lake City, Utah 84124. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 8, 2024, the Company delivered a letter (the “Letter”) to Mr. Kanders approving the request for the Reporting Persons to be permitted under the Company’s Rights Agreement dated as of February 12, 2008 to increase their beneficial ownership to up to 26.7% of the Company’s outstanding shares of Common Stock.

Such approval set forth in the Letter is conditioned upon, and subject to: (i) the Reportng Persons not increasing their beneficial ownership to in excess of 26.7% of the Company’s outstanding shares of Common Stock; and (ii) the Reporting Persons increasing their beneficial ownership to up to 26.7% of the Company’s outstanding shares of Common Stock, if at all, on or before the twelve month anniversary of the date of the Letter.

Furthermore, in the event that the Reporting Persons reduce their beneficial ownership to below 9.9% of the Company’s outstanding shares of Common Stock, the Letter shall immediately terminate and the Reporting Persons would need to obtain a new approval from the Company’s Board of Directors before seeking to again increase their beneficial ownership to in excess of 9.9% of the Company’s outstanding shares of Common Stock.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Letter to Warren B. Kanders dated March 8, 2024 (filed as Exhibit 99.2 to Clarus Corporaton’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2024 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2024

/s/ Warren B. Kanders
Warren B. Kanders

KANDERS GMP HOLDINGS, LLC

By:	/s/ Warren B. Kanders
Name:	Warren B. Kanders
Title:	Managing Member